MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C. V6B 2X6

January 12, 2004	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

The Company wishes to announce that it is in receipt of a total of 2,750,000 shares of Otish Mountain Diamond Company. These shares were issued to Miranda Gold corp. pursuant to Miranda’s sale of several of its diamond exploration properties and the joint venture of its Lac Leran diamond property in the Otish Moutains area of Quebec.

The shares of Otish Mountain Diamond Company are quoted on the OTC Bulletin Board in the United States under the symbol “OMDC”. The OMDC shares owned by Miranda have not been registered under the Securities Act of 1933 and may not be sold or otherwise transferred unless compliance with such Act has been made, an exemption from such registration provisions has been established, or unless sold pursuant to rule 144 under the Act.

The Company also wishes to announce that with the recent exercising of warrants and the closing of private placements, Miranda Gold Corp. now has 17,304,135 shares issued and outstanding and the Company’s treasury has in excess of $1 million.

On behalf of the Board

“Dennis L. Higgs”

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.